EXHIBIT 99

MAGNA PROVIDES UPDATE ON CURRENT COVID-19 ACTIONS AND WITHDRAWS OUTLOOK

AURORA, Ontario, March 26, 2020 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today provided an update on a number of actions related to the COVID-19 pandemic.

“During this unprecedented time, we remain focused on the health and safety of our employees and the communities in which Magna operates, while continuing to support our customers around the world.”

“I remain confident in our resilience in the face of rapidly changing developments due to the COVID-19 pandemic, as well as our ability to respond to changing market conditions. We believe we are putting the appropriate plans in place to manage through these challenging times, while also focusing on opportunities that may further position Magna for the future.”

- Don Walker, Magna’s Chief Executive Officer

Magna has established internal task forces to assess, monitor and deal with the potential impact of COVID-19 on our business and share information across the company.  We continue to adjust our operations and take actions to protect the health of our employees, suppliers and visitors.

A number of our OEM customers, particularly in North America and Europe, have initiated production downtime or have reduced production rates.  It is uncertain whether OEMs will extend production downtime or further lower production rates as circumstances evolve.  While specific production schedules for our operations vary by location and customer, many of our facilities have reduced or suspended operations for reasons related to the COVID-19 pandemic, including as a result of government-ordered restrictions.  For our facilities that continue to operate due to customer schedules, we are taking steps to safeguard employees through enhanced administrative controls, employee monitoring strategies, more rigorous cleaning practices and physical distancing.

Following an extended period of production downtime in February, our operations in China continue to ramp up along with the overall local industry.  While business activity continues to increase, it remains below the production levels anticipated earlier this year.

Given the high degree of business uncertainty caused by COVID-19, we are withdrawing our outlook.  We will next provide a general business update when we report our first quarter 2020 results and will resume providing an outlook at a future date.  In the meantime, investors should take comfort from the fact that we have liquidity of approximately $4 billion including approximately $1 billion in cash and $3 billion in available, committed credit lines at February 29, 2020.

“We are taking actions across our organization to reduce costs and capital spending in order to mitigate the impacts of declining vehicle production on our cash flow. By design, our balance sheet is strong, which we believe will allow us to withstand a potential significant downturn and capitalize on opportunities.”
- Vince Galifi, Magna’s Chief Financial Officer

Reflecting our commitment to the communities in which we operate, we are working creatively to help source and produce critically-needed supplies and equipment for the health care sector. Our global purchasing organization has been successful in securing significant quantities of masks for local hospitals and health care authorities.

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com, 905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice President, Corporate Communications & PR
tracy.fuerst@magna.com, 248.631.5396

OUR BUSINESS1
We are a mobility technology company. We have over 165,000 entrepreneurial-minded employees, 346 manufacturing operations and 94 product development, engineering and sales centres in 27 countries. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities that include body, chassis, exteriors, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

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1 Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

FORWARD-LOOKING STATEMENTS
Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements.  Forward-looking statements in this press release include, but are not limited to, statements relating to Magna’s resilience; as well as our ability to withstand a significant downturn and capitalize on opportunities.

Forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry
  economic cyclicality;
  regional production volume declines, including as a result of the COVID-19 (Coronavirus) pandemic;
  intense competition;
  potential restrictions on free trade;
  trade disputes/tariffs;
Customer and Supplier Related Risks
  concentration of sales with six customers;
  shifts in market shares among vehicles or vehicle segments;
  shifts in consumer "take rates" for products we sell;
  quarterly sales fluctuations;
  potential loss of any material purchase orders;
  a deterioration in the financial condition of our supply base;
  OEM consolidation;
Manufacturing/ Operational Risks
  product and new facility launch risks;
  operational underperformance;
  restructuring costs;
  impairment charges;
  labour disruptions;
  COVID-19 (Coronavirus) shutdowns;
  supply disruptions and applicable costs related to supply disruption mitigation initiatives, including as a result of the COVID-19 (Coronavirus) pandemic;
  climate change risks;
  attraction/retention of skilled labour;
IT Security/Cybersecurity Risk
  IT/Cybersecurity breach;
  Product Cybersecurity breach;
Pricing Risks
  pricing risks between time of quote and start of production;
  price concessions;
  commodity costs;
  declines in scrap steel prices;
Warranty / Recall Risks
  costs related to repair or replacement of defective products, including due to a recall;
  warranty or recall costs that exceed warranty provision or insurance coverage limits;
  product liability claims;
 Acquisition Risks
  inherent merger and acquisition risks;
  acquisition integration risk;
Other Business Risks
  risks related to conducting business through joint ventures;
  our ability to consistently develop and commercialize innovative products or processes;
  our changing business risk profile as a result of increased investment in electrification and autonomous driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;
  risks of conducting business in foreign markets;
  fluctuations in relative currency values;
  tax risks;
  reduced financial flexibility as a result of an economic shock;
  changes in credit ratings assigned to us;
Legal, Regulatory and Other Risks
  antitrust risk;
  legal claims and/or regulatory actions against us; and
  changes in laws and regulations, including those related to vehicle emissions.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled "Industry Trends and Risks" and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.